Exhibit 99.1

WESTERN COPPER CORPORATION

ANNUAL INFORMATION FORM

For the year ended
December 31, 2010

2050 – 1111 West Georgia Street
Vancouver, British Columbia
V6E 4M3

Dated: March 24, 2011

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PRELIMINARY NOTES

In this Annual Information Form, Western Copper Corporation, including all subsidiaries as the context requires, is referred to as the "Western Copper", the "Company", or “we”. All information contained herein is as at March 24, 2011 unless otherwise stated.

Financial Statements

All financial information in this Annual Information Form (“AIF”) is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

This AIF should be read in conjunction with the Company’s audited annual consolidated financial statements and notes thereto, as well as with the management’s discussion and analysis for the year ended December 31, 2010. The financial statements and management’s discussion and analysis are available at www.westerncoppercorp.com and under the Company’s profile on the SEDAR website at www.sedar.com.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

Disclosure of Mineral Resources

Disclosure about our exploration properties in this AIF uses the terms “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, standards of disclosure for mineral projects of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards. Other than the Carmacks Copper Project and the Casino Property, our properties do not have mineral reserves. All disclosure about our exploration properties conforms to the standards of U.S. Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” which are discussed below.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral
Resources and Indicated Mineral Resources

This AIF may use the terms “Measured Mineral Resource” and “Indicated Mineral Resource”. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources

This AIF may use the term “Inferred Mineral Resources”. We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this AIF that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of any estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mineral exploration or mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Copper to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this AIF. Although Western Copper has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western Copper does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements and other information contained herein concerning mineral exploration and our general expectations concerning mineral exploration are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. The industries involve risks and uncertainties and are subject to change based on various factors.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Western Copper Corporation (“Western Copper” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006. Trading of the Company’s shares commenced on the Toronto Stock Exchange (the “TSX”) under the symbol “WRN” on May 15, 2006. On February 9, 2011, the Company’s shares began trading on the New York Stock Exchange (“NYSE”) Amex under the symbol “WRN”.

Our principal office is located at Suite 2050 – 1111 West Georgia Street, Vancouver, BC V6E 4M3. Our registered office address is 10th floor, 595 Howe Street, Vancouver, BC V6C 2T5.

Intercorporate Relationships

The Company has the following subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (“Western Silver”). On May 3, 2006, Western Silver and Glamis Gold Ltd. (“Glamis”) entered into a plan of arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents, two of its wholly-owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V., its interests in the Sierra Almoloya property and the Carmacks Copper Project to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Western Copper’s shares began trading on the Toronto Stock Exchange under the ticker symbol “WRN” on May 15, 2006.

On November 30, 2006, the Company acquired Lumina Resources Corporation (“Lumina”) by plan of arrangement with Lumina. Pursuant to the terms of the agreement with Lumina, Lumina shareholders received one common share of Western Copper for each Lumina common share. In return, Western Copper gained the rights to Lumina’s three copper and precious metals properties in Canada. The three properties are the Casino property in the Yukon, the Island Copper/Hushamu property located on Vancouver Island in British Columbia, and the Redstone property in the Northwest Territories.

On December 22, 2010, Western Copper issued 9,395,500 units at a price of $2.45 for gross proceeds of approximately $23 million. Each unit comprised one common share of the Company and half of one warrant. Each whole warrant is exercisable for one common share of the Company at a price of $3.45 and expires on December 22, 2012.

On February 9, 2011, the Company’s shares began trading on the NYSE Amex under the symbol “WRN”.

Other corporate developments are described throughout this AIF.

DESCRIPTION OF THE BUSINESS

General

Western Copper is a mineral exploration company engaged in the business of acquisition, exploration, and development of advanced stage copper and other mineral properties in geopolitically stable countries.

All of Western Copper’s properties are located in Canada. The Company’s two most advanced projects are located in the Yukon. The Company’s Casino Project is one of the largest undeveloped porphyry deposits in Canada. Western Copper completed a pre-feasibility study on the property in June 2008. The Carmacks Copper Project is in the last phase of permitting.

Western Copper’s current focus is on updating the Casino Project’s 2008 pre-feasibility study and it expects to release the results of the updated pre-feasibility near the end of March 2011.

The Company does not have any producing properties and consequently has no current operating income or cash flow. We are an exploration stage company and have not generated any revenues to date. Commercially viable mineral deposits may not exist on any of the properties.

Trends

We have not generated operating revenue to date and are currently an exploration stage company. Other than noted above, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operations, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of our financial condition.

RISK FACTORS

The following is a brief description of those distinctive or special characteristics of the Company's operations and industry, which may have a material impact on, or constitute risk factors in respect of the Company's financial performance, business and operations.

History of Net Losses; Uncertainty of Additional Financing; Negative Operating Cash Flow

The Company has received no revenue to date from the exploration activities on its properties and has negative cash flow from operating activities. The Company incurred the following losses: (i) $2,159,249 for the year ended December 31, 2008, (ii) $1,860,157 for the year ended December 31, 2009, and (iii) $2,776,979 for the year ended December 31, 2010. As of December 31, 2010, the Company had an accumulated deficit of $30,833,772. In the event the Company undertakes development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its exploration commitments, to fund administrative overhead and to maintain its mineral interests. The Company will need to raise sufficient funds to meet these obligations as well as fund ongoing exploration, advance pre-feasibility and feasibility studies, and provide for capital costs of building its mining facilities.

Mineral Exploration and Development Activities Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground conditions, geological formation pressures, fires, power outages, labour disruptions, flooding, earthquakes, explorations, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of certain of the properties in which the Company has an interest could have an adverse effect on profitability in that infrastructure costs would be higher.

In addition, previous mining operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

Uncertainty of Mineral Resources and Mineral Reserves

The figures for Mineral Resources with respect to the Casino Project and Mineral Resources and Mineral Reserves with respect to the Carmacks Copper Project disclosed in this Annual Information Form are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render Resources and Reserves uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period.

The Company's other mineral projects are in the exploration stage as opposed to the development stage. Until they are categorized as "Mineral Reserves" under NI 43-101, the known mineralization at these projects is not determined to be economic ore. The Company's ability to put these properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditure made in the exploration of the Company's mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Applicable Licenses

The agreements pursuant to which the Company acquired its interests in certain of its properties provide that the Company must make a series of payments in cash and/or common shares over certain time periods, expend certain minimum amounts on the exploration of the properties, or contribute its share of ongoing expenditures. If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties. Further, even if the Company does complete exploration activities, it may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties. The Yukon Water Board has denied the first application for a Water Use Licence for the Carmacks Copper Project. There is no assurance that further applications will be successful.

Title Risks

Although title to its mineral properties and surface rights has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available for mining claims in Canada, and the Company's ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such properties may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Risks Associated with Joint Venture Agreements

In the event that any of the Company's properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See "Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Environmental Laws and Regulations That May Increase Costs and Restrict Operations

All of the Company's exploration and potential development and production activities are subject to regulation by Canadian governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or new mining activities in other countries, it will also be subject to the laws and regulations of those jurisdictions, including environmental laws and regulations. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in the Company's intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company's business, causing it to re-evaluate those activities at that time.

Costs of Land Reclamation

It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company. There is a potential future liability for cleanup of tailings deposited on the mining license areas during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any, due to this potential liability.

Assets in remote locations

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's mineral projects. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties. Climate change or prolonged periods of inclement weather may severely limit the length of time in which exploration programs and development activities may be undertaken.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and or development of the Company's properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and or development of the Company's properties will be commenced or completed on a timely basis, if at all; that the resulting operations will achieve the anticipated production volume; or that the construction costs and ongoing operating costs associated with the exploitation and or development of the Company's properties will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

High Metal Prices Increasing the Demand For, and Cost Of, Exploration, Development and Construction Services and Equipment

The strength of metal prices over the past several years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment may continue to increase if current trends continue. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to an inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

First Nations

Consultation with First Nations groups is required of the Company in the environmental assessment, subsequent permitting, development, and operation stages of its proposed projects. Certain First Nations groups have opposed and may oppose certain proposed projects at any given stage and such opposition may adversely affect the project(s) in question, the Company's public image, or the Company's share performance.

Canadian law related to aboriginal rights, including aboriginal title rights, is in a period of change. There is a risk that future changes to the law may adversely affect the Company's rights to its Canadian projects.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, including the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. From January 1, 2008 to February 28, 2011, the Company’s shares traded in a range between $0.205 and $4.40 on the TSX. There can be no assurance that continual and significant fluctuations in the price of the common shares of the Company will not occur.

Changes in the Market Price of Common Shares may be Unrelated to its Results of Operations and Could Have an Adverse Impact on the Company

The Company's common shares are listed on the TSX and the NYSE Amex. The price of the Company's common shares is likely to be significantly affected by short-term changes in copper and gold prices or in its financial condition or results of operations. Other factors unrelated to the Company's performance that may have an effect on the price of the Company's shares include the following: a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in the Company's securities may adversely affect an investors' ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in the Company; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Company's common shares and a substantial decline in the price of the common shares that persists for a significant period of time.

As a result of any of these factors, the market price of the Company's common shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Metal Price Volatility

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

The price of each of copper and gold has a history of extreme volatility. The price of the Company's common shares and the Company's financial results may be significantly adversely affected by a decline in the price of copper or gold. The price of each of copper and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, by-product production levels from base-metal mines, and the political and economic conditions of major copper and gold-producing countries throughout the world.

From January 1, 2009 to December 31, 2010, the price of gold for the 10:30 a.m. fixings on the London Bullion Market ranged from approximately US$800 per ounce to approximately US$1,400 per ounce. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

From January 1, 2009 to December 31, 2010, the price of copper on the London Metal Exchange ("LME") has ranged from approximately US$3,000 per tonne to approximately US$9,500 per tonne. Some factors that affect the price of copper include: industrial demand; forward or short sales of copper by producers and speculators; future level of copper production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Copper prices are also affected by macroeconomic factors including: confidence in the global economy; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the strength of, and confidence in, the U.S. dollar, the currency in which the price of copper is generally quoted, and other major currencies; global political or economic events; and costs of production of other copper producing companies whose costs are denominated in currencies other than the U.S. dollar. All of the above factors can, through their interaction, affect the price of copper by increasing or decreasing the demand for or supply of copper.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's activities and offices are currently located in Canada. Copper and gold are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis-à-vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis-à-vis the Canadian dollar. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

Future issuances of securities will dilute shareholder interests

Issuances of additional securities including, but not limited to, common stock pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of our shareholders.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. See "Directors and Officers" in this Annual Information Form for details of the Company's current management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees. The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel. Failure to retain such key personnel could have a material adverse effect on the Company's business and financial condition.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified directors, officers and employees.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms in accordance with the Business Corporations Act (British Columbia). From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. For a detailed list of roles played by directors and officers in other companies, see "Directors and Officers" in this Annual Information Form.

Effecting Service of Process on the Company's Directors

Since certain of the Company's directors live outside of Canada, it may not be possible to effect service of process on them and since all or a substantial portion of their assets are located outside Canada, there may be difficulties in enforcing judgments against them obtained in Canadian courts.

Insurance Risk

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims. No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies at a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, National Instrument 52-110 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices and the conversion to International Financial Reporting Standards.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

MINERAL PROPERTIES

The Company’s most advanced projects, the Casino Project and the Carmacks Copper Project, are located in the Yukon Territory in Canada.

Casino Project (Yukon, Canada)

The Casino Project is a material property for the purposes of National Instrument 43-101. The following disclosure summarizes the technical reports entitled “Casino Project 2010 Mineral Resource Update” (the “2010 Resource Update”) dated December 1, 2010 prepared in accordance with National Instrument 43-101 by Gary H. Giroux, P. Eng., MASc. and Scott Casselman, P. Geo.

The disclosure in the 2010 Resource Update supersedes the geological information contained in the “Casino Project Pre-Feasibility Study - Yukon Territory, Canada” (the “2008 Pre-Feasibility Study”) dated August 5, 2008 prepared in accordance with National Instrument 43-101 by Timothy S. Oliver, P.E.

The Mineral Reserve contained in the 2008 Pre-Feasibility Study is no longer current and therefore should not be relied upon. The Company is in the process of updating the Mineral Reserve in conjunction with and for inclusion in an updated pre-feasibility study, the results of which are expected to be released near the end of March 2011.

The complete reports may be viewed under Western Copper’s profile at www.sedar.com or on its website at www.westerncoppercorp.com.

Property Description

The Casino porphyry copper-gold-molybdenum deposit is located at latitude 62° 44'N and longitude 138° 50'W (NTS map sheet 115J/10), in west central Yukon, in the north-westerly trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse.

The project is located on Crown land administered by the Yukon Government and is within the Selkirk First Nation traditional territory and the Tr'ondek Hwechin First Nation traditional territory lies to the north.

The Dawson Range forms a series of well-rounded ridges and hills that reach a maximum elevation of 1,675 m above mean sea level (ASL). The ridges rise above the Yukon Plateau, a peneplain at approximately 1200 m ASL, which is deeply incised by the mature drainage of the Yukon River watershed.

The characteristic terrain consists of rounded, rolling topography with moderate to deeply incised valleys. Major drainage channels extend below 1,000 m elevation. Most of the project lies between the 650 m elevation at Dip Creek and an elevation of 1,400 m at Patton Hill. The most notable local physical feature is the Yukon River, which flows to the west about 16 km north of the project site.

The mean annual temperature for the area is approximately -5.5°C with a summer mean of 10.5°C and a winter mean of -23°C. Mean annual precipitation ranges between 300-450 mm. Summers are warm, with very long, cold winters.

Mineral Tenure, Royalties and Agreements

The Casino property presently consists of 705 full and partial active quartz mineral claims in good standing with expiry dates ranging from March 25, 2015 to June 5, 2024. The total area covered is 13,124 ha. CRS Copper Resources Corp. ("CRS"), a 100% subsidiary of Western Copper, is the registered owner of all claims.

Certain portions of the Casino property remain subject to royalty agreements in favour of Strategic Metals Ltd. ("Strategic Metals") and to an option agreement with Wildrose Resources Ltd. ("Wildrose").

The royalties and agreements are as follows:

  a 5% Net Profit Royalty on the Casino A, B and JOE claims in favour of Strategic Metals

  The Casino B claims are subject to an agreement between CRS and Wildrose whereby Wildrose agrees to maintain the Casino A and B claims in good standing until May 2, 2020. In exchange, Wildrose has the right to acquire the Casino B claims for $1 each, payable on May 2, 2020 subject to CRS reserving a 10% Net Profit Interest on the Casino B claims.

  Wildrose may acquire the Casino B claims at any time prior to May 2, 2020 by making a Cdn$200,000 payment to CRS. The payment will relieve Wildrose of any further maintenance obligations respecting the Casino A claims.

  CRS will pay $1,000,000 Production Payment to Great Basin within 30 days of a production decision.

Geology and Mineralization

The geology of the Casino deposit is typical of many porphyry copper deposits. The deposit is centred on an Upper Cretaceous-age, East-West elongated tonalite porphyry stock that intrudes Mesosoic granitiods of the Dawson Range Batholith and Paleozoic schists and gneisses of the Yukon Crystalline Complex. Intrusion of the tonalite stock into the older rocks caused brecciation of the both the intrusive and the surrounding country rocks along the northern, southern and eastern contact of the stock. Brecciation is best developed in the eastern end of the stock where the breccia can be up to 400 metres wide in plan view. To the west, along the north and south contact, the breccias narrow gradually to less than 100 metres. Little drilling has been done at the western end of the tonalite stock and it is not known if the breccia is present along this contact. Intruded into the tonalite stock and surrounding granitiods and metamorphic rocks are younger, non-mineralized dykes of similar composition to the older tonalite stock and a late diatreme, which forms both pipe-like body in the west and a dyke-like body in the east. The overall dimensions of the intrusive complex are approximately 1.8 by 1.0 kilometres.

Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Better grades occur in the breccias and gradually decrease outwards away from the contact zone both towards the centre of the stock and outward into the granitoids and schists. A general zoning of the primary sulphides occurs with chalcopyrite and molybdenite occurring in the tonalite and breccias grading outward into pyrite dominated mineralization in the surrounding granitoids and schists. Alteration accompanying the sulphide mineralization consists of an earlier phase of potassic alteration and a later overprinting of phyllic alteration. The potassic alteration typically has secondary biotite, K-feldspar as pervasive replacement and veins, stockworks of quartz and anhydrite veinlets. Phyllic alteration consists of sericite and silicification in the form of replacements and veins.

The Casino copper deposit is unique amongst the known Canadian porphyry copper deposits in having a well developed secondary enriched blanket of copper mineralization similar to those found in deposits in Chile and the Southwest United States such as Escondida and Morenci. Unlike other porphyry deposits in Canada, the Casino deposit's enriched copper blanket was not eroded by the glacial action of ice sheets during the last ice age as this part of the Yukon Territory was ice free.

At Casino, weather during the Tertiary leached the copper from the upper 70 metres of the deposit and redeposited it lower in the deposit. This created a layer-like sequence consisting of an upper leached zone up to 70 metres thick where all sulphide minerals have been oxidized and copper removed, leaving behind a bleached, iron oxide leached cap containing residual gold. Beneath the leached cap is a zone up to 100 metres thick of secondary copper mineralization consisting primarily of chalcocite and minor covellite with a thin, discontinuous layer of copper oxide minerals at the upper contact with the leach cap. The copper grades of the enriched, blanket-like zone can be up to twice that of the underlying non weathered primary copper mineralization. Beneath the secondary enriched mineralization the primary mineralization consists of pyrite, chalcopyrite and lesser molybdenite. The primary copper mineralization is persistent at depth and is still present at the bottoms of the deepest drill holes over 600 metres from surface.

Exploration and Sampling

Since the previous resource calculation, Western Copper has completed 26,239.75 m of core in 104 drill holes including 18 holes totalling 2,238.71 metres for geotechnical, hydrogeological and a water well drill-hole. The purpose of the bulk of the non geotechnical drilling was on defining the margins of the mineralized body and on infilling areas of inferred mineralization to 100 metre spacing.

In 2010, all Pacific Sentinel's core stored at the Casino Property was relogged. Purpose of the relogging was to provide data for the new lithology and new alteration models.

In 2009, Quantec Geoscience Limited of Toronto, Ontario performed Titan-24 Galvanic Direct Current Resistivity and Induced Polarization (DC/IP) surveys as well as a Magnetotelluric Tensor Resistivity (MT) survey over the entire grid. Magnetotelluric Resistitivity results in high resolution and deep penetration (to 1 km) and The Titan DC Resistivity & Induced polarization provides reasonable depth coverage to 750 m.

Mineral Resource Estimate

The current resource estimation for Casino was based on 305 drill holes, 34 of which were completed in 2009 and an additional 56 completed in 2010. In addition Western Copper geologists re-interpreted the geologic model during the 2010 field season, relogging older Pacific Sentinel drill holes. Finally the collar coordinates previously reported in Mine Grid Units were converted by Yukon Engineering Services to NAD83 UTM coordinates.

Reinterpretation of the historical and recently acquired drill data revised the geological model from a series of diatreme-like breccia bodies to a more typical porphyry copper deposit consisting of a central porphyritic intrusion into older metamorphic and granitoid intrusive. Mineralization is centred on the brecciated and fractured contacts of the porphyritic intrusion and surrounding host rocks. The zone of contact brecciation is best developed at the eastern end of the elliptical porphyry intrusion and most weakly developed at the western end. A late stage, non-mineralized diatreme – type breccia present at the south western end of the porphyry intrusion removed the mineralized breccia contact in this area. As a result of these observations, the breccia-host rock contact was determined to be a soft boundary rather than a hard boundary while the late stage diatreme breccia was treated as a separate domain with a hard boundary. Re-interpretation of the geology determined the off sets along some of the key faults with respect to mineralization is much less than previously supposed and so was not treated as a hard boundary in the current calculation. As well as the change to the basic geological model, the boundaries of the supergene zones were better defined by more stringent criteria based on soluble extractable copper.

The block model was established with blocks 20 x 20 x 15 m in dimension. Each block was coded with the percent below surface topography, within overburden, within Leached Cap, Supergene Oxide, Supergene Sulphide and Hypogene. Bulk density determinations were made on a total of 11,600 pieces of drill core by the Wt. in air/Wt. in water method. Specific gravities were applied based on the proportion of Leached Cap, Supergene Oxide, Supergene Sulphide and Hypogene present within each block. Grades for copper and soluble copper were estimated separately for Leached Cap, Supergene and Hypogene by ordinary kriging. Grades for Au, Ag and Mo were also estimated by ordinary kriging. Blocks were classified based on drill hole spacing and density.

Within the Leached Cap and oxide gold zone the resource is reported at a 0.4 g/t gold cutoff and is as listed in the table below:

	Leached Cap / Oxide Gold Zone
Class	Cutoff Au (g/t)	Tonnes (million)	Au (g/t)	Cu (%)	Weak Acid Sol. Cu (%)	Mo (%)	Ag (g/t)
Measured	0.40 g/t	23.0	0.58	0.06	0.015	0.025	3.2
Indicated	0.40 g/t	9.0	0.48	0.04	0.012	0.017	2.9
Inferred	0.40 g/t	1.1	0.44	0.01	0.004	0.006	2.1
Total Measured + Indicated		32.0	0.56	0.05	0.015	0.023	3.1

Within the Supergene and Hypogene domains the resource is reported using copper equivalent (CuEq) cutoffs. The CuEq is determined using the following metal prices: Cu - US$2.00 / lb, Au - US$875.00 / oz, Ag - US$11.25 / oz and Mo - US$11.25 / lb as follows: CuEq % = (Cu %) + (Au g/t x 28.13/44.1) + (Mo % x 248.06/44.1) + (Ag g/t x 0.36/44.1)

	Combined Supergene and Hypogene Zones
Class	Cutoff CuEQ (%)	Tonnes (million)	Cu (%)	Au (g/t)	Mo (%)	Ag (g/t)	CuEQ (%)
M+I	0.20%	1,137.5	0.19	0.23	0.021	1.65	0.47
M+I	0.25%	1,056.9	0.20	0.23	0.022	1.71	0.49
M+I	0.30%	945.6	0.21	0.25	0.024	1.77	0.51
Inferred	0.20%	2,128.1	0.13	0.16	0.017	1.39	0.34
Inferred	0.25%	1,696.4	0.14	0.16	0.019	1.37	0.37
Inferred	0.30%	1,249.1	0.16	0.18	0.022	1.44	0.40

Work Undertaken in 2010

The Company continued its drilling and geological interpretation program throughout 2010. On November 1, 2010, Western Copper released its updated resource estimate for the Casino Project. The new resource estimate is the first estimate to include the 26,000 metres of drilling performed by Western Copper over the past 3 years, 12,000 of which were drilled in 2010, and represents a significant increase to the resource estimated in 2008. In addition to the inclusion of the new drilling, the new estimate includes a re-interpretation of the geology of the deposit, which includes the re-logging of 90,000 metres of core under the direction of Jack McClintock, Consulting Geologist for Western Copper.

Work Plan for 2011

Western Copper plans to release the results of its updated pre-feasibility near the end of March 2011. The updated pre-feasibility will include an increased throughput of 120,000 tonnes per day, the use of natural gas for power generation, and a new road route, among other items.

Following the release of the updated pre-feasibility study results, the Company will refine the engineering on metallurgy, geotechnical, and infrastructure and other aspects of the project with a view of progressing the Casino Project to the feasibility study stage by the end of 2012.

The Company will also continue its environmental programs in 2011 with a view of submitting the application to the Yukon Environmental and Socio-economic Board (“YESAB”) by the end of 2012.

Carmacks Copper Project (Yukon, Canada)
Property Description

The Company wholly owns the Carmacks Copper Project in Yukon, Canada. The Carmacks Copper Project is an oxide copper deposit, with a small gold component, which in the 1990’s was proposed to be an open pit mine with crushing, sulphuric acid heap leaching, solvent extraction and electrowinning processing to produce cathode copper.

The 318 mineral claims and 20 leases that make up the Carmacks Copper Project have expiry dates ranging from August 14, 2011 to March 9, 2016 for the claims and from October 28, 2019 to March 9, 2025 for the leases.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As of the date of this report, Western Copper has made $800,000 in advance royalty payments.

In April 2007, Western Copper reported the key findings of its feasibility study on the project and announced that the study supports the development of the mine. Based on the reserve (proven and probable) estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs are estimated to be $0.98/lb. of copper (US$0.83/lb. of copper at 0.85 US$/$). Using a rolling average of 3 years historical and 2 years future copper prices of US$2.32 at the time of the study, based on 100% equity, the project has an after-tax internal rate of return of 15.7% and an undiscounted net present value of $122.9 million. The feasibility study indicates a payback period of 3.9 years.

Commodity prices, foreign exchange rates, and capital and operating costs have been volatile since the release of the feasibility study. To review sensitivity analysis showing project performance relative to a variety of assumptions, please refer to the technical report summary filed on the Company’s website and on www.sedar.com.

Work Undertaken in 2010

On May 10, 2010, Western Copper was notified by the Yukon Water Board (the “Water Board”) that the Carmacks Copper Project would not receive a water use license (“WUL”) under the Company’s current application. The Company subsequently filed a Petition with the Yukon Supreme Court appealing certain aspects the Water Board decision in order to clarify the rules it would have to follow to reapply for a WUL. The appeal hearing concluded on December 9, 2010.

Work Plan for 2011

On February 24, 2011, the Yukon Supreme Court ruled that the Water Board is not required to accept the findings of the YESAB which concluded that the project can be built and operated without significant environmental effect. Western Copper is considering the decision and will review its options before submitting a new WUL application.

No exploration is planned for 2011.

The Carmacks Copper Project is a material property for the purposes of National Instrument 43-101. The following disclosure is summarized from the technical report entitled “Carmacks Copper Project Copper Mine and Process Plant, Feasibility Study Volume I Executive Summary” dated May 22, 2007 (the “Carmacks Report”), and prepared in accordance with National Instrument 43-101 by Timothy S. Oliver, P.E.. The complete report may be viewed under Western Copper’s profile at www.sedar.com or on Western Copper’s website at www.westerncoppercorp.com.

An exchange rate of C$1.00 = US$0.85 was used throughout the Carmacks Report.

Location, Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Carmacks Copper Project is located in the Dawson Range at latitude 62°-21’N and longitude 136° - 41’W, some 220 km north of Whitehorse, Yukon. The Project site is located on Williams Creek, 8 km west of the Yukon River and some 38 km northwest of the town of Carmacks.

The climate in the Carmacks area is marked by warm summers and cold winters. Average daily mean temperatures range from -17.1 °C for the month of January to 15.2 °C for the month of July.

Precipitation is light with moderate snowfall, the heaviest precipitation being in the summer months. The average annual precipitation is approximately 339 mm (water equivalent) with one third falling as snow. July is the wettest month. Mean annual lake evaporation is approximately 528 mm with the maximum evaporation occurring in July.

Topography at the property area is subdued. Topographic relief for the entire property is 515 m. In the immediate area of the No. 1 Zone, topographic relief is 230 m. Elevations range from 485 m at the Yukon River to 1,000 m on the western edge of the claim block. Discontinuous permafrost is present at varying depths in most north facing slope locations and at depth in other areas.

The Project site is currently accessible by an existing 12 km exploration road that leads north from km 33 of the secondary, government maintained, unpaved roadway (Freegold Road) from Carmacks. A small airfield used by private aircraft exists near Carmacks.

The village of Carmacks lies on the Klondike Highway, a paved highway, 175 km north of Whitehorse which provides the main transportation link in the Yukon. Whitehorse has an international airport with daily flights to Vancouver.

Situated 180 km south of Whitehorse by paved road is the year-round port of Skagway Alaska. A narrow gauge railroad from Skagway to Whitehorse (Yukon & White Pass Route railway) has not operated commercially for several years. Skagway currently provides port facilities for cruise ships taking tourists to Yukon and Alaska. A newly refurbished mineral concentrate loading facility now operates at Skagway. The Minto mine ships copper concentrates from the port.

An operational rail head is located at Fort Nelson BC, approximately 1,200 km by paved road from Carmacks.

Surface Rights

The Quartz Mining Act and Quartz Mining Land Use Regulations in the Yukon provide for the holder of mineral claims to obtain surface rights of crown land covered by mineral claims for the purpose of developing a mining property. This attracts a minor fee of $1.00 per acre per year. All the mineral claims held by Western Copper on this project are overlain by crown land. WCC has commenced discussions with the Yukon Government with the object of obtaining the surface rights required to develop the mine, as of the date of issue of this study, the surface rights have not been granted.

The property lies near, but does not encroach on, LSC R-9A, First Nations Surveyed Lands, Class A Land Reserve. Both Little Salmon Carmacks First Nation (LSFN) and Selkirk First Nation (SFN) consider this area to be “traditional” territory.

The feasibility study considers the development of only the No. 1 Zone, one of 14 defined zones containing Cu mineralization known on the property. The majority of the copper found in oxide portion of the No. 1 Zone is in the form of the secondary minerals malachite, cuprite, azurite and tenorite (copper limonite) with very minor other secondary copper minerals (covellite, digenite, djurlite). Other secondary minerals include limonite, goethite, specular hematite, and gypsum. Primary copper mineralization is restricted to bornite and chalcopyrite. Other primary minerals include magnetite, gold, molybdenite, native bismuth, bismuthinite, arsenopyrite, pyrite, pyrrhotite and carbonate. Molybdenite, visible gold, native bismuth, bismuthinite and arsenopyrite occur rarely. The upper 250 m of the No. 1 Zone is oxidized.

Reserves

The proven and probable reserves for the No.1 Zone are contained within an engineered pit design based on a floating cone analysis of the resource block model using only measured and indicated resources. Inferred resources are not included in the reserve estimate.

Reserve Class	Ore (K tonnes)	Total Copper (%)	Oxide Copper (%)	Non-Oxide Copper (%)	Gold (g/t)	Silver (g/t)
Proven Mineral Reserve	3,190	1.227	1.028	0.199	0.659	6.2
Probable Mineral Reserve
Open Pit Ore	6,462	1.099	0.938	0.162	0.466	4.49
Estimated Dilution	960	0.065	0.043	0.021	0.018	0.2
Total Probable Mineral Reserve	7,422	0.965	0.822	0.144	0.408	3.93

Proven and Probable Mineral Reserve	10,611	1.044	0.884	0.160	0.483	4.62

Plant Description

The Carmacks Copper Project will be developed as an open-pit mine with an acid heap leach and a solvent extraction/electrowinning (SXEW) process facility producing, on average, approximately 14,500 tonnes of LME Grade A cathode copper annually.

The mining operation is designed to produce an average 1.73 million tonnes of ore per year or approximately 28,400 tonnes (ore and waste) per day on a seven day per week, 24 hours per day operation. The mine will be operated year round but may temporarily suspend operations when winter temperatures are extreme. Ore production will likely be suspended in the coldest winter months but waste operations will continue.

The mine will use a conventional spread of mining equipment, the main units comprising 10.5 cubic meter hydraulic excavators, 11.5 cubic meter loaders and 91-tonne haul trucks. Ore will be hauled by truck and dumped directly into the primary crusher, from where it will be conveyed to secondary and tertiary crushers. The final product will have a maximum size of 19 mm and a P80 of 13 mm. The crushed product will first be agglomerated with sulphuric acid and water and then conveyed by a series of overland (grasshopper) conveyors to a lined valley fill leach pad where it will be placed by means of a radial stacker.

An Events Pond will be located down gradient from the leach pad to provide capacity for an emergency drain down of the pad and to manage the plant water balance during various storm events.

The crushed ore on the leach pad will be irrigated with dilute sulphuric acid to leach copper from the ore. Pregnant leach solution will be collected and pumped to the solvent extraction plant where the dissolved copper in the solution will be concentrated.

This concentrated solution will pass to the electrowinning plant where the dissolved copper will be plated onto cathodes. Copper will be stripped from the cathode and is then transported to market.

Sulphuric acid will be produced on site by means of a 131 tonne per day sulphuric acid plant. The plant will burn sulphur which will be transported to site in molten form. Storage tanks will be provided for molten sulphur to accommodate potential supply interruptions and for the concentrated acid to accommodate variations in demand for acid and allow for plant maintenance shutdowns.

Western Copper anticipates Yukon Energy, the regional electrical utility company, will serve the mine from a proposed new Carmacks-Stewart 138 kV transmission line Project to be built along the existing Klondike Highway. A tap in the vicinity of McGregor Creek would feed an 11-kilometer 138 kV transmission line extension to the mine’s main substation terminating on a dead-end structure. WCC has a secure right-of-way for the power line from McGregor Creek to the site.

Metallurgical Testing

Based on a careful review of the results of these tests the overall copper recovery has been estimated at 85% of the total copper content of the ore. For cash flow purposes, 80% recovery is assumed to occur in the first year the ore is placed on the pad, a further 2.5% recovery is assumed to have occurred at the end of year 3, and the balance is realized during the heap rinsing phase.

Tests most closely representing the planned operating condition indicate that acid consumption will be 25 kg per tonne of ore or less.

Test work has also examined the rinsing and neutralization of the heap for reclamation purposes and has demonstrated that this is both technically and economically feasible.

Operating Costs

The operating and maintenance costs for the Carmacks operations have been estimated in detail and are summarized by areas of the plant. Cost centers include mine operations, process plant operations, and the General and Administration area. Operating costs were determined for a typical year of operations, based on an annual ore tonnage of 1.73 million tonnes and a copper production of 14,500 tonnes of copper cathode annually. The life of mine unit cost per ore tonne is C$ 19.22 and the unit cost per copper pound is C$0.98 (US$0.84) .

Capital Costs

M3 specifically examined the capital to construct the mine site access road, required plant site roads, substations, water systems, and a crushing plant, heap leach facility, solvent extraction and electrowinning (SXEW) processing facility and all other temporary and permanent facilities.

The estimate is based on the project as defined by the process and facility descriptions, design criteria, process flow diagrams and material balance, design drawings and sketches, equipment lists, and other documents developed or referenced in the feasibility study. Golder Associates provided a design report which forms the basis for the heap leach and waste rock facility quantities and estimated capital cost of these facilities.

The initial capital cost estimated for project is summarized as follows:

Area	C$
Direct Costs	$78.3 million
Mine Equipment	$8.9 million
Mine Development	$3.8 million
Acid Plant	$17.6 million
EPCM & Fee	$13.1 million
Field Indirect Costs	$7.5 million
Contingency	$14.1 million

Total	$144 million

In addition Owner’s costs are estimated at C$7.3 million. Life of mine sustaining capital amounts to C$20.8 million.

An allowance equal to six months of operating costs is included in the cash flow for working capital. This amount is recovered at the completion of mining.

Financial Analysis

Annual cash flows projections were estimated over the life of the mine based on the above estimates of capital expenditures, production cost, sales revenue, and salvage values. The cash flow model uses a copper price of US$2.32 which is derived from a three year historical, two year future rolling average as of the end of March 2007. An exchange rate of C$1.00 = US$0.85 has been used throughout the study.

The after tax financial indicators based on a 100% equity case are summarized as follows:

IRR	15.7%
NPV @ 0%	C$123 million
NPV @ 5%	C$69 million
NPV @ 10%	C$30.6 million
Payback Period	3.9 years

Island Copper Property (British Columbia, Canada)
Project Description

The Island Copper property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

The Island Copper property is comprised of 216 mineral claims that cover approximately 42,700 hectares. The mineral claims have expiry dates ranging from August 5, 2011 to August 5, 2016.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

In 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”). As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

The Rupert block is free of encumbrances.

Work Undertaken in 2010

From August 2008 and July 2010, the Island Copper property was under option, most recently with Kobex Minerals Inc. (“Kobex”). On July 15, 2010, Kobex terminated its rights to earn-in to the property.

Work Plan for 2011

In 2011, Western Copper intends to restart exploration activities at the Island Copper project. The program will likely include a geophysical survey and drilling.

The Island Copper property is a material property for the purposes of National Instrument 43-101. The following disclosure is summarized from the technical report entitled “Summary Report on the Hushamu Property” (the “Island Copper Report”), dated April 14, 2005 and prepared in accordance with National Instrument 43-101 by G.H. Giroux P.Eng., MASc and David J. Pawliuk, P.Geo. The complete report may be viewed under Western Copper’s profile at www.sedar.com.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Island Copper Property can be reached along logging roads from Port Hardy. The main access to the claim block is via the ‘Wanokana Main’ logging road which commences on the outskirts of Coal Harbour. The Hushamu deposit is about 12 km by logging road from Holberg Inlet. Port Hardy is about 6 or 7 hours traveling time north from Nanaimo via the Island Highway. Port Hardy can also be reached via commercial airline from Vancouver.

The property is characterized by multiple low, northwesterly to westerly trending hills and ridges bounded by narrow valleys with steep slopes. Elevations range from sea level to 695 m above sea level with ridge tops on the property commonly about 300 m above valley floors.

The property was actively logged in the early 1990's. Forest cover consists of mature stands of fir, hemlock, spruce and cedar, areas of dense second growth and open clear-cut areas. The ridge tops are open with widely scattered stunted evergreens. Low areas along creeks are covered by thick bush.

Outcrop exposure is abundant in areas of steep relief and along ridge tops. Thick humus on the forested slopes and residual glacial gravels on the valley floors restrict geologic mapping in these areas.

The property receives little snowfall in winter and can be effectively explored for 10 months each year. The climate is cool and wet, with windstorms in late fall. There are typically hot, dry spells during the summer when exploration work may be curtailed because of forest fire hazard.

History

Utah Construction and Mining Company (“Utah”) discovered a large, porphyry copper-molybdenum-gold deposit at the eastern end of Rupert Inlet between January 1966 and May 1969. This deposit was developed into the Island Copper Mine, with production beginning in October 1971. The mine produced 345 million metric tonnes of ore with average head grades of 0.41% copper, 0.017% molybdenum, 0.19 g/tonne gold and 1.4 g/tonne silver by December 1994.

Utah staked mineral claims covering most of the area between the eastern end of Rupert Inlet and the western end of Holberg Inlet during the 1960s. Utah staked the Expo claims, which cover the Hushamu deposit, in 1966. The Expo property was geologically mapped between 1967 and 1975. Geochemical soil sampling, geophysical surveying and diamond drilling resulted in the discovery of the “Hushamu Zone”. The style of copper mineralization at the Hushamu Zone is similar to that at the Island Copper ore body. Induced polarization geophysical surveying during 1982 indicated moderately anomalous chargeabilities across a broad area at the Hushamu Zone.

Property Geology

The geology of Vancouver Island north of Holberg and Rupert inlets consists of Upper Triassic to Middle Jurassic Vancouver and Bonanza groups sediments and volcanics. These rocks have been intruded by dykes and stocks of Jurassic to Tertiary age and are overlain by Cretaceous and Tertiary sediments. The major lithologic units have a pronounced northwesterly trend.

The Vancouver and Bonanza rocks are intruded by the large diorite-quartz diorite stocks of the Jurassic Island Plutonic Suite. Dykes and irregular bodies of quartz-feldspar porphyry occur along the southern edge of this belt of stocks. Significant copper-gold porphyry occurrences within the region, such as the Island Copper deposit, are hosted within altered Bonanza Formation volcanic rocks adjacent to igneous intrusions (Perello et al, 1995).

A regional fault system trends west to northwest along Rupert and Holberg Inlets. This faults splits near the western end of Holberg Inlet; one branch of the fault parallels Holberg Inlet and the other branch underlies the western side of the Strandby River valley (Dasler et al., 1995). A subordinate, conjugate set of northeasterly trending faults has been mapped, showing apparent lateral displacement of several hundred metres. The porphyry copper-gold occurrences at Hushamu, Hep, Red Dog and Island Copper are located at or near the intersections of these conjugate fault systems.

Exploration and Drilling

The resource study is based on the results from 114 diamond drill holes completed from 1980 to 1993. Composites 20 feet in length were formed from drill hole data and honoured geologic boundaries. For example, andesite composites only contained drill hole data coded as andesite. Simple statistical studies also show that copper and gold distributions for composited values are different for each of the five rock types. As a result copper and gold values within each of the five rock types were modeled and estimated independently.

The most recent diamond drilling at the Island Copper property was performed during fall 2008. The results of drilling performed since the date of the technical report have not been included in the resource estimate.

Sampling, Assaying and Security of Samples

After geological logging the diamond drill cores were split using a Longyear wheel-type core splitter. One-half of the core was retained in the core boxes and stored at the Island Copper mine site. The coreboxes were later placed in outside storage on pallets at the premises of Port Hardy Bulldozing Ltd. at Port Hardy during the decommissioning of the mine. By 2004 many of these wooden coreboxes had become rotten, and therefore the cores were moved into fresh boxes and stacked on racks constructed for this purpose at Port Hardy Bulldozing Ltd. About 75 % of the historic Hushamu drill cores are thereby available for examination, although these samples have deteriorated because of the effects of weathering and oxidation over the years.

The other half of the core was bagged and sent via commercial bus lines to Chemex Labs Ltd. in North Vancouver, British Columbia for analysis. The core samples were ground to minus 80 mesh, then a 0.500 gm sub-sample was digested in 3 ml of 3 - 2 - 1 HCl - HNO3 - H2O at 95o Celsius for one hour. This solution was then diluted to 10 ml with water and analyzed by I.C.P. methods for copper, molybdenum, silver, cobalt, iron, manganese, nickel, lead and zinc. Gold analysis was by fire assay and atomic absorption, using a 10 gm sub-sample.

Mineral Resource Estimate

A geologic block model for the Hushamu deposit was produced to control the interpolation process. A total of 503,580 blocks, each 100 x 100 x 40 ft. in dimension, were coded with geologic information. Ordinary kriging was used to interpolate a grade into each geologic block. A total of 46,515 blocks were estimated.

Drilling performed subsequent to the preparation of the Island Copper Report has not been included in the resource estimate.

Results for the resource estimate at several copper cut-offs are shown below:

Classification	Copper Cut-off (%)	Tonnage Above Cut-off (Million Tonnes)	Copper Grade (%)	Gold Grade (g/t)
Measured	0.10	87.7	0.21	0.206
Indicated	0.10	495.8	0.20	0.240
Measured and Indicated	0.10	583.5	0.20	0.240
Inferred	0.10	151.9	0.19	0.274

Measured	0.20	39.2	0.29	0.309
Indicated	0.20	191.7	0.27	0.309
Measured and Indicated	0.20	230.9	0.28	0.309
Inferred	0.20	52.8	0.28	0.377

Measured	0.30	14.0	0.37	0.411
Indicated	0.30	49.7	0.37	0.411
Measured and Indicated	0.30	63.7	0.37	0.411
Inferred	0.30	18.2	0.35	0.480

The Island Copper property is without known ore reserves and any investigations undertaken by the Company in the future will be exploratory in nature.

Redstone Property (Northwest Territories, Canada)
Property Description and Location

The Redstone property comprises five mining leases covering 13,990 acres and 15 mineral claims in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has a National Instrument 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. The leases have expiry dates ranging from October 19, 2012 to November 29, 2015. The mineral claims have expiry dates ranging from April 7, 2011 to October 27, 2012.

Should production be achieved at Coates Lake, the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3%, if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1.00 per pound.

The mineral claims are free of encumbrances.

Work undertaken in 2010 and work plan for 2011

In 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“MDRU”) to fund a research program that will aim to provide a better understanding of the regional geology and to identify the areas covered by the Company’s existing claims and leases that offer the most exploration potential.

MDRU spent the summers of 2009 and 2010 collecting data at and around the property. MDRU will continue its research in 2011. The field portion of the research program is expected to conclude in 2011.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation, nor has it any present intention of doing so. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized capital of the Company consists of the following:

1.	Unlimited number of Common Shares without par value. As of the date of this AIF, there are 91,677,070 common shares outstanding.

All of the issued common shares of the Company are fully paid and non-assessable. All of the common shares issued rank equally as to dividends, voting rights (one vote per share) and distribution of assets on winding up or liquidation. Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities. There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of the Company;

2.

Unlimited number of Class A Non-Voting Shares with a Par value of Cdn$0.00001 each with no special rights or restrictions. As of the date of this AIF, there are no Class A Non-Voting Shares outstanding; and

3.

Unlimited number of Preferred Shares with no par value, with the following special rights and restrictions: they may be issued in one or more series and the directors may from time to time fix the number and designation and create special rights and restrictions. Preferred shares would rank in priority, with respect of payment of dividends and distributions of assets on a liquidation, dissolution or winding-up of the Company, to shares ranking junior to the preferred shares including common shares. Preferred shares do not give the holders any right to receive notice of or vote at general meetings of the Company. As of the date of this AIF, there are no Preferred Shares outstanding.

Stock Options

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant stock options to directors, officers, employees, and consultants of the Company and its subsidiaries.

As at March 21, 2011, the following stock options were outstanding under the stock option plan:

Expiry Date	Number of stock options	Exercise price
May 16, 2011	1,100,000	$2.00
January 22, 2012	225,000	$1.25
June 6, 2012	485,000	$1.88
June 24, 2013	545,000	$1.25
May 12, 2014	539,100	$0.60
May 12, 2014	25,000	$0.62
July 20, 2014	25,000	$0.97
October 19, 2014	100,000	$2.02
March 30, 2015	100,000	$1.90
July 16, 2015	770,000	$0.86
November 4, 2015	100,000	$1.64

TOTAL	3,989,100

Warrants

As at March 21, 2011, the Company had the following warrants outstanding, each of which entitles the holder thereof to acquire one common share of the Company at the price set forth below.

Expiry Date	Number of warrants	Exercise price
December 4, 2011	86,000	$2.50
December 4, 2012	2,150,000	$2.60
December 22, 2012	4,697,750	$3.45

TOTAL	6,933,750

MARKET FOR SECURITIES

The common shares of the Company are listed on the Toronto Stock Exchange under the symbol “WRN”. During the 12 months ended December 31, 2010 and the two months ended February 28, 2011, the Company’s common shares traded as follows:

Month	High	Low	Volume
2010
January	1.84	1.45	3,804,099
February	1.55	1.29	2,238,186
March	1.95	1.49	4,504,643
April	2.15	1.82	2,874,816
May	2.01	1.17	3,331,169
June	1.30	0.86	2,894,914
July	1.31	0.81	2,778,791
August	1.29	1.00	1,131,941
September	1.67	1.18	5,094,452
October	1.62	1.32	4,587,911
November	2.65	1.51	7,479,914
December	2.95	2.25	11,791,039
2011
January	4.40	2.65	16,365,929
February	4.20	3.30	11,660,419

Certain of the Company’s warrants are listed on the Toronto Stock Exchange under the symbol “WRN.WT”. The following table sets forth the trading details of the warrants of the Company from December 23, 2010, the first day of trading, to February 28, 2011:

Month	High	Low	Volume
2010
December	0.60	0.32	759,432
2011
January	1.96	0.61	852,127
February	1.85	1.21	494,505

ESCROWED SECURITIES

None of the Company’s securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation, and Experience

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director’s term of office expires at the next annual general meeting.

Name, Position, and Country of residence(1)	Director or Officer since(1)	Number of Shares(1)	% of Class(1)
Dale Corman Chairman, Director, and Chief Executive Officer British Columbia, Canada	May 3, 2006	4,932,400	5.4%
Robert Byford (2) (4) Director British Columbia, Canada	September 22, 2009	50,000	<0.1%
Robert Gayton (2) (3) Director British Columbia, Canada	May 3, 2006	42,900	<0.1%
Ian Watson (3) (4) Director London, United Kingdom	March 31, 2010	900,000	1.0%
David Williams (2) (4) Director Ontario, Canada	May 3, 2006	725,000	0.8%
Klaus Zeitler (3) Director British Columbia, Canada	May 3, 2006	35,000	<0.1%
Paul West-Sells President and Chief Operating Officer British Columbia, Canada	November 20, 2008	29,000	<0.1%
Cameron Brown Vice President Engineering Washington State, USA	May 3, 2006	116,667	0.1%
Julien François, Chief Financial Officer British Columbia, Canada	May 3, 2006	16,500	<0.1%

(1)

The information as to country of residence and principal occupation has been furnished by the respective individuals. The number of shares beneficially owned or controlled, not being within the knowledge of the Company, has been furnished by SEDI as at March 18, 2011.

(2)	Denotes member of Audit Committee.
(3)	Denotes member of Compensation Committee.
(4)	Denotes member of the Corporate Governance and Nominating Committee.

The principal occupation of Robert Byford, Robert Gayton, Ian Watson, David Williams, Klaus Zeitler, and Corey Dean is not acting as director or officer of the Company. Information as to the principal business of these directors and officer is described in the narratives below.

Dale Corman, B.Sc., P.Eng., has served as Chief Executive Officer, President, Director, and Chairman of the Board Directors since the Company’s inception in 2006. From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has 30 years experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972.

Robert M. Byford, FCA, has served as director in 2009. He is a former partner of KPMG LLP and Senior Vice President and Director of KPMG Corporate Finance Inc. He has a background in audit and tax and acquired significant experience with numerous public companies during his 39 years with KPMG and predecessor firms. In 1983, Mr. Byford became Managing Partner of the B.C. Region consulting practice and was a founding partner of the firm’s corporate finance practice. Mr. Byford has acted as lead financial adviser on a wide range of finance, divestiture and acquisition transactions in many industry sectors. He was an elected Governor of the Vancouver Stock Exchange and has been a frequent speaker on corporate governance, securities and corporate finance matters. He graduated from Simon Fraser University in 1969 and obtained his professional qualification as a Chartered Accountant in 1971. Mr. Byford is a director of Goldgroup Mining Inc. [TSX:GGA].

Robert Gayton, B.Comm., Ph.D., FCA, has served as director, and chairman of the audit committee since the Company’s inception in 2006. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies: Amerigo Resources Ltd. [TSX:ARG], B2 Gold Corp. [TSX:BTO], Eastern Platinum Limited [TSX & AIM:ELR], Nevsun Resources Ltd. [TSX & NYSE Amex:NSU], Palo Duro Energy Inc. [TSX-V:PDE], Quaterra Resources Inc. [TSX-V:QTA], and Silvercorp Metals Inc. [TSX & NYSE:SVM]. Dr. Gayton, F.C.A., holds a Bachelor of Commerce degree from the University of British Columbia, earned the chartered accountant designation while at Peat Marwick Mitchell, and holds a Ph.D. in business from the University of California.

Ian Watson has acted as director since March 2010. Mr. Watson began his career in stockbroking and investment banking in Canada where he became one of the five Executive Committee members of Burns Fry (now BMO Nesbitt Burns). He was a director of Northern Dynasty Minerals from 2003 - 2007, a director of UraMin Inc. from 2005 – 2007, and Chairman and Managing Director of Galahad Gold PLC from 2002 – 2008. Mr. Watson is currently Chairman of Agrifirma Brazil Ltd., Lancelot Capital Limited, Lancelot Gold Limited, and a director of Spanish Mountain Gold Ltd [TSXV:SPA].

David Williams, LL.B., MBA, has served as director since the Company’s inception in 2006. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is a director of Radiant Energy Corporation [TSV:RDT], Resin Systems Inc. [TSX:RS], Atlantis Systems Corp. [NEX:AIQ.H], Newport Partners Income Fund [TSX:NPF.UN], and Roador Inc. [TSX-V:RDR]. Mr. Williams holds a Master of Business Administration Degree from Queens University and a Doctor of Civil Laws Degree from Bishops University.

Klaus Zeitler, Ph.D., has served as director since the Company’s inception in 2006. Dr. Zeitler was the founder and CEO of Inmet from 1987 - 1996. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler is President, CEO, and director of Amerigo Resources [TSX:ARG] and he is the Chairman and director of Candente Copper Corp. [TSX:DNT], Los Andes Copper Ltd. [TSV:LA], and Rio Alto Mining Limited [TSV:RIO].

Corey Dean, B. Comm., L.L.B has served as Corporate Secretary since the Company’s inception in 2006. Mr. Dean has practiced corporate, securities and natural resource law with a focus on corporate finance and mergers and acquisitions since 1981. He was educated at the University of British Columbia where he received his B.Comm. in 1979 and his LL.B. in 1980. Since 1987, he has been a partner of the firm of DuMoulin Black LLP, a law firm focused on corporate finance for public companies, and is currently managing partner of the firm. Mr. Dean has an extensive corporate and securities practice with particular emphasis on mergers and acquisitions as well as public and private financings and corporate governance matters. He has advised numerous clients in listing matters on stock exchanges and in cross border financings. He acts as counsel for corporate clients engaged in various industry sectors but primarily in mineral exploration, development and operations. Mr. Dean is an officer of Bear Creek Mining Corporation [TSV:BCM] and Rio Cristal Resources [TSVB:RCZ].

Paul West-Sells, Ph.D., has served as President and Chief Operating Officer since March 2010. He joined the Company in 2006 as its Senior Metallurgist to provide metallurgical support to the Company’s projects and to lead the advancement of the Casino Project through pre-feasibility engineering. Dr. West-Sells has over 15 years experience in the mining industry, and was at BHP Billiton, Placer Dome Inc. and Barrick Gold Corporation in a series of increasingly senior roles in research and development and project development. He holds a Ph.D. from the University of British Columbia in metallurgical engineering.

Cameron Brown, P. Eng., has served as Vice President, Engineering since August 2010. From 2006 to 2010, Mr. Brown acted as Project Manager for Western Copper Corporation. Mr. Brown has 40 years experience in mineral processing and has been responsible for plant maintenance, project management and engineering of major base and precious metal projects. He was formerly Project Manager for Bechtel Engineering and Western Silver Corporation.

Julien François, CA, has served as Vice President, Finance and Chief Financial Officer since the Company’s inception in 2006. He became Controller of Western Silver Corporation in 2005 after having worked at PricewaterhouseCoopers since 2000. Mr. François' experience is concentrated in the mining and high tech sectors. He has also worked extensively on internal control design and assessment projects, both as a consultant and as an external auditor. Mr. François received his Bachelor of Commerce from the University of British Columbia in 2000 and his Chartered Accountant designation in 2004 in British Columbia.

Control of Securities

As at March 18, 2011, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, and aggregate of 6,847,467 common shares of the Company, representing approximately 7.5% of the issued and outstanding common shares of the Company. In addition, the directors and executive officers of the Company as a group held 2,625,000 stock options for the purchase of common shares of the Company. The stock options are exercisable at prices ranging from $0.60 and $2.02 per common share and expire between 2011 and 2015. Of the total stock options held by directors and executive officers, 1,794,533 stock options had vested as at March 24, 2011. One of the directors also holds 100,000 warrants with an exercise price of $2.60 per common share. The warrants expire December 4, 2012.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity;

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

1.

Robert Gayton was a director of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

2.	David Williams was a director of the reporting issuers when the following events occurred:

On June 30 2010, Roador was delisted from the TSX Venture Exchange for failure to file financial statements. The OSC and BSC issued cease trade orders on Roador in early February 2011. Roador continues as a viable business and is in the process of seeking an alternate exchange listing. The cease trade orders are still in effect.

On May 29, 2001 a cease trade order was issued against Octagon by the British Columbia Securities Commission for failure to file an annual report for the company’s fiscal year ended December 31, 2000, and was revoked on August 28, 2001. The British Columbia Securities Commission issued another cease trade order on June 2, 2004, and the Alberta Securities Commission issued a cease trade order on June 8, 2004, both for being in default of requirements concerning filing financial statements.

Octagon was suspended from the TSX-Venture on June 3, 2004 as a result of the issuance of the June 2, 2004 cease trade order, and was delisted from the NEX on September 29, 2004 for failure to pay the required sustaining fees.

On June 12, 2001, Octagon’s trustee sent a proposal to unsecured creditors of Octagon (the “Proposal”) pursuant to the Bankruptcy and Insolvency Act. A majority of the unsecured creditors approved the Proposal at a general meeting of the unsecured creditors held on June 25, 2001. Octagon has since been dissolved by the British Columbia Ministry of Finance effective August 15, 2003.

3.

Ian Watson was a director of Aduronet Transport Limited from November 1999 until February 10, 2000. Aduronet Transport Limited was a subsidiary of Aduronet Limited, which was a private equity backed start-up venture that carried on business as providers of virtual private network and web hosting services. A provisional liquidator was appointed to the Aduronet group on February 8, 2001 following the failure of the group to secure second round financing from private equity investors. An order was made for the winding up of Aduronet Transport Limited on July 25, 2001.

As a director of Global Light Telecommunications Inc. ("Global") and Highpoint Telecommunications Inc. ("HIT") (a subsidiary of Global for the period from 1997 to 2001) Ian Watson also served as a director of a number of their respective subsidiaries, including Peach Technologies (Europe) Limited ("Peach") and Highpoint Carrier Services Europe Limited ("HCSEL"). Although Ian Watson resigned as a director of Global in December 2000 and HTI in May 2002, he remained a director of the subsidiary companies Peach and HCSEL at the time that the companies entered insolvent liquidation on May 30, 2001. The estimated deficiencies of HCSEL and Peach (excluding amounts owing to companies within the group) were £198,581 and £53,572 respectively.

Axxon Holdings Company BV, Axxon Telecom SA, Kast Telecom Europe BV and Kast Telecom Europe SA were all affiliates of Global and HTI. Each of these companies was a member of the Kast group which was established in 2000 as a European-based intelligent data competitive local exchange carrier to develop broadband local loop access services. Ian Watson was a director of each of the companies at the time that receivers were appointed by Nortel Networks Optical Components Limited to recover a credit facility of 17.6 million Euros owing by the Kast group.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

Other Positions Held by Directors and Officers

Name	Position at Western Copper Corporation	Other director or officer roles at the following companies
DALE CORMAN	Chief Executive Officer, Director, and Chairman	Spanish Mountain Gold Ltd.
ROBERT BYFORD	Director	Goldgroup Mining Inc.
ROBERT GAYTON	Director	Amerigo Resources Ltd.
B2 Gold Corp.
Eastern Platinum Limited
Nevsun Resources Ltd.
Palo Duro Energy Inc.
Quaterra Resources Inc.
Silvercorp Metals Inc.
IAN WATSON	Director	Agrifirma Brazil Ltd.
Lancelot Capital Limited
Lancelot Gold Limited
Spanish Mountain Gold Ltd.
DAVID WILLIAMS	Director	Atlantis Systems Corp.
Newport Partners Income Fund
Radiant Energy Corp.
Resin Systems Inc.
Roador Inc.
SQI Diagnostic Inc.
KLAUS ZEITLER	Director	Amerigo Resources Ltd.
Candente Copper Corp.
Los Andes Copper Ltd.
Rio Alto Mining Limited
COREY DEAN	Corporate Secretary	Bear Creek Mining Corporation
Rio Cristal Zinc Corporation

LEGAL PROCEEDINGS

The Company and its properties or holdings have not, since January 1, 2010, been subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership.

The Company appealed the Yukon Water Board’s decision regarding the Carmacks Copper Project’s Water Use License application. The Yukon Supreme Court ruling was received February 24, 2011. Refer to “Mineral Properties – Carmacks Copper Project”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the following persons has had any material interest, direct or indirect in any transaction during the Company's three most recently completed financial years that has materially affected or is reasonably expected to materially affect the Company:

(a) a director or executive officer of the Company;

(b) a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company; and

(c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. See "Risk Factors – Conflicts of Interest" and "Conflicts of Interest".

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare at its offices in Vancouver, British Columbia, at 510 Burrard Street, Vancouver, BC, V6C 3B9, in Toronto, Ontario, and in Denver, Colorado, USA.

MATERIAL CONTRACTS

The Company has entered into the following material contracts, other than in the ordinary course of business:

1.	Option Agreement dated July 2002 between CRS Copper Resources Corp. and Great Basin Gold Ltd. Refer to “Mineral Properties – Casino Project”.

2.	Option Agreement dated February 2005 between Regalito Copper Corp. (formerly Lumina Copper Corp.) and Electra Gold Ltd. Refer to “Mineral Properties – Island Copper Property”.

3.	Option Agreement dated August 15, 2008 between Western Copper Corporation and IMA Exploration Inc. Refer to “Mineral Properties – Island Copper Property”.

4.	Warrant Indenture dated December 22, 2010 between Western Copper Corporation and Computershare Trust Company of Canada.

NAMES AND INTERESTS OF EXPERTS

To the best of the Company’s knowledge, the authors of the reports listed below do not have any interest in nor hold any securities of the Company:

  “Casino Project 2010 Mineral Resource Update” (the “2010 Resource Update”) dated December 1, 2010 prepared in accordance with National Instrument 43-101 by Gary H. Giroux, P. Eng., MASc. and Scott Casselman, P. Geo.;

  “Carmacks Copper Project Copper Mine and Process Plant, Feasibility Study Volume I Executive Summary” dated May 22, 2007 prepared in accordance with National Instrument 43- 101 by Timothy S. Oliver, P.E.; and

  “Summary Report on the Hushamu Property” dated April 14, 2005 prepared in accordance with National Instrument 43-101 by G.H. Giroux P.Eng., MASc. and David J. Pawliuk P.Geo.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada.

ADDITIONAL INFORMATION

General

Information relating to the Company may be found under the Company’s profile on the SEDAR website at www.sedar.com. The information available at www.sedar.com includes copies of the full text of the technical reports prepared for the Company in respect to the Carmacks, Casino, Island Copper, and Redstone properties described herein.

Additional financial information is provided in the Company’s audited annual consolidated financial statements and management’s discussion and analysis as at and for the year ended December 31, 2010. This information is also available under the Company’s profile on SEDAR at www.sedar.com.

Audit Committee Information

Audit Committee Charter

The Audit Committee Charter, as approved by the Company’s Board of Directors, is included in Schedule A of this AIF.

Audit Committee composition and relevant education and experience

The Audit Committee is comprised of Robert Gayton (Chair), Robert Byford, and David Williams. All three members are independent and are financially literate, as described in Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”). Please refer to the “Directors and Officers” section of this AIF for a detailed description of each member’s education and experience relevant to being a member of the Audit Committee.

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Reliance on Certain Exemptions

Since the commencement of 2010, Western Copper’s most recently completed financial year, the Company has not relied on:

a.	The exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services);
b.	The exemption in section 3.2 of MI 52-110 (Initial Public Offerings);
c.	The exemption in section 3.4 of MI 52-110 (Events Outside Control of Member);
d.	The exemption in section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit Committee Member); or
e.	An exemption from of MI 52-110, in whole or in part, granted from Part 8 (Exemptions).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of 2010, Western Copper’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) of MI 52-110 (Controlled Companies) or section 3.6 of MI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

Since the commencement of 2010, Western Copper’s most recently completed financial year, the Company has had no need to rely on the exemption in section 3.8 of MI 52-110 (Acquisition of Financial Literacy) as all members of the Audit Committee are financially literate.

Audit Committee Oversight

At no time since the commencement of 2010, Western Copper’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor, not been adopted by the Board of Western Copper.

Pre-approval policies and procedures

All audit, audit related, and non-audited services to be performed by the external audit firm are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External auditor service fees (by category)

The following table sets forth the aggregate professional fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, during each year ended December 31, 2010 and 2009.

	Year ended December 31,
	2010	2009
Audit Fees	$90,000	$92,100
Audit Related Fees	$25,000	-
Tax Fees	$20,620	$40,140
All Other Fees	-	-
Total	$135,620	$132,240

Audit Fees are professional fees billed for the audit of the Company’s annual consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with regular statutory or regulatory filings.

Audit Related Fees are professional fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees”.

Tax Fees are professional fees billed for tax return preparation and advice related to tax compliance.

All Other Fees include fees billed for services other than disclosed in any other category.

Schedule A
Audit Committee Charter

A.	INTRODUCTION AND PURPOSE

1.

The Audit Committee (the “Committee”) is appointed by the Board of Directors to assist the Board in fulfilling its responsibility to shareholders, potential shareholders and the investment community by administering the Board’s financial oversight responsibilities. The Committee’s primary duties and responsibilities are to:

		a.	Monitor the integrity of the Corporation’s financial reporting process and systems of internal control over financial reporting (“ICFR”);

		b.	Monitor the independence and the performance of the Corporation’s external auditors;

		c.	Provide an avenue of communication among the external auditors, management and the Board of Directors;

		d.	Encourage adherence to, and continuous improvement of, the Corporation’s policies, procedures and practices relating to financial matters at all levels; and

		e.	Maintain an effective complaints procedure.

B.	COMPOSITION AND COMMITTEE ORGANIZATION

1.

The Committee shall be comprised of a minimum of three or more directors, as determined by the Board, each of whom shall meet the independence requirements of the relevant securities exchanges and regulatory agencies as may apply from time to time. Each member will be independent of management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment. All members of the Committee must be financially literate. Financially literate means that the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

2.

The Committee members shall be appointed by the Board at its first meeting following each annual shareholders meeting. If the Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee membership.

3.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee meetings may be held in person, by telephone conference or by video conference. A majority of the members of the Committee present in person, by teleconferencing or by videoconferencing will constitute a quorum.

4.

The Committee may invite the Corporation's external auditors, the Chief Financial Officer ("CFO"), and such other persons as deemed appropriate by the Committee, to attend meetings of the Committee. The Committee shall meet at least annually with management and the external auditors to discuss any matters that the Committee or each of these groups believes should be discussed. In addition, a portion of each Committee meeting shall be held, in camera, without any member of management being present.

C.	POWER AND AUTHORITY

The Committee shall have:

	1.	The power to conduct or authorize investigations into any matter within the scope of its responsibilities;

Schedule A
Audit Committee Charter

2.	The right to engage independent legal, accounting or other advisors as it deems necessary in the performance of its duties, at a compensation to be determined by the Committee;

3.	The right at any time and without restriction to communicate directly with the CFO, other members of management who have responsibility for the audit process, and the external auditors; and

4.	Such other powers and duties as may be delegated to it from time to time by the Board.

D.	DUTIES AND RESPONSIBILITIES – FINANCIAL REPORTING OVERSIGHT

The Committee shall:

1.

Review with the management any Corporation- initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles and policies;

	2.	Review with the external auditors, in advance of the audit, the audit process and standards, as well as regulatory changes in accounting practices and policies and the financial impact thereof;

3.

Review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements; the appropriateness and disclosure of any off-balance sheet matters; and disclosure of related-party transactions;

4.

Meet at least annually with the external auditors separately from management to review the integrity of the Corporation's financial reporting processes, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, performance of internal audit management (as applicable), any significant disagreements or difficulties in obtaining information, adequacy of internal control over financial reporting and the degree of compliance of the Corporation with prior recommendations of the external auditors. The Committee shall review with management any matters raised by the external auditors and direct management to implement such changes as the Committee considers appropriate, subject to any required approvals of the Board arising out of the review;

5.

Review with management, the Corporation’s annual audited financial statements and management discussion and analysis (“MD&A”) prior to public disclosure and make recommendations to the Board respecting approval of the annual audited financial statements and MD&A;

6.

Review with management, the Corporation’s interim financial statements and MD&A prior to public disclosure. If the statements are to be reviewed by the auditors, the Committee shall consult with the auditors as required during the process. The Committee shall make recommendations to the Board respecting approval of the interim financial statements or, if authorized to do so by the Board, approve the interim statements and MD&A;

7.

Periodically assess the procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure of the statements themselves, and satisfy itself that those procedures are adequate.

	8.	Discuss any significant changes to the Corporation’s accounting policies or principles and any items required to be communicated by the external auditors.

Schedule A
Audit Committee Charter

E.	DUTIES AND RESPONSIBILITIES – AUDITORS

The Committee shall:

	1.	Be responsible for communication with the external auditors. The external auditors shall report and are accountable directly to the Committee;

2.

Be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting;

3.

At least annually review the independence of the external auditors. The Committee should review and discuss with the external auditors all significant relationships they have with the Corporation that could impair the auditor’s independence;

4.

At least annually, review the performance of the external auditor and recommend to the Board of Directors the external auditors to be approved at a shareholders meeting and recommend to the Board any discharge of auditors when circumstances warrant. If the auditors are not to be reappointed, the Committee shall select and recommend a suitable alternative;

5.

Be responsible for approving the fees and other significant compensation to be paid to the external auditors, and pre-approving, subject to ratification by the Board, any non-audit services that the auditor may provide. The Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Committee for approval at its next meeting; and

	6.	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

7.

Obtain from the external auditors confirmation that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations.

F.	DUTIES AND RESPONSIBILITIES – FINANCIAL INFORMATION

The Committee shall:

	1.	Review and discuss the following financial information and disclosure with management, and if applicable, with the internal auditors (as applicable) and the external auditors:

a.

News releases and material change reports announcing annual or interim financial results or otherwise disclosing the Corporation’s financial performance or other financial information, including the use of non- GAAP earnings measures;

		b.	All financial-related disclosure to be included in or incorporated by reference into any prospectus that may be prepared by the Corporation;

		c.	annual report, annual information form, Form 40-F and management information or proxy circular; and

		d.	any other filings, regulatory or otherwise, that incorporate financial information.

	2.	The Committee may delegate the duty to review certain types of financial information to one of its members or to the Disclosure Committee.

Schedule A
Audit Committee Charter

G.	DUTIES AND RESPONSIBILITIES – INTERNAL CONTROLS

The Committee shall:

	1.	Review and assess the adequacy of the Corporation’s internal control structure and procedures designed to ensure compliance with applicable laws and regulations;

2.

Review and assess the Corporation’s Disclosure Controls and Procedures (DC&P), including periodical assessment of procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure of the statements themselves, and satisfy itself that those procedures are adequate;

3.

Review the internal control report prepared by management, including management’s assessment of the effectiveness of the Corporation’s internal control structure and procedures for financial reporting (collectively Internal Control over Financial Reporting - ICFR); and

	4.	Review the attestation report prepared by the external auditors on the effectiveness of the Corporation’s ICFR and DC&P.

H.	DUTIES AND RESPONSIBILITIES - GENERAL

The Committee shall:

1.

At least annually, review with the Corporation’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Corporation’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;

	2.	Annually review a report to shareholders to be included in the Corporation’s information circular as required by applicable securities laws;

	3.	Review and assess the adequacy of this Charter at least annually and submit it to the Board for approval;

	4.	Annually evaluate the Committee's performance and report its findings to the Board;

	5.	Maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities; and

	6.	Perform any other activities consistent with this Charter, the Corporation’s documents, and governing law, as the Committee or the Board deems necessary or appropriate.

I.	COMPLAINTS PROCEDURE

1.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted to the Committee, attention: The Chair. Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential. Upon receipt of a complaint, the Chair will conduct or designate a member of the Committee to conduct an initial investigation. If the results of that initial investigation indicate there may be any merit to the complaint, the matter will be brought before the Committee for a determination of further investigation and action. Records of complaints made and the resulting action or determination with respect to the complaint shall be documented and kept in the records of the Committee for a period of three years.